EXHIBIT 99.1

Osisko Provides Board Update

MONTREAL, Jan. 31, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (TSX and NYSE: OR) announces today that The Honourable Mr. John R. Baird has resigned as a director of the Corporation, effective immediately.

Mr. Baird was appointed to the Board as an independent board member in April 2020. During this time, The Hon. Mr. Baird served as Chair of the Governance and Nomination Committee. The Corporation thanks Mr. Baird for his many valuable contributions during his Board tenure and wishes him success in his future endeavors.

Mr. Norman MacDonald, Chair of Osisko’s Board of Directors commented: “John has been a key independent member of Osisko’s Board for almost 4 years, and over this period, the Corporation has benefitted greatly from his unique combination of knowledge and experience. On behalf of the Board, management and the Corporation’s shareholders, I would like to extend John all the best going forward.”

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: taylor@osiskogr.com